[First Financial Northwest, Inc. Letterhead]

May 21, 2018

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Eric Envall

Re:          First Financial Northwest, Inc.
Request for Acceleration of Effectiveness of
Registration Statement on Form S-3 (File No. 333-224861)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, First Financial Northwest, Inc. ("Company") hereby respectfully requests acceleration of the effective date of the above-referenced registration statement to 2:00 p.m., Eastern Daylight Time, on Thursday, May 24, 2018, or as soon thereafter as is practicable.

Sincerely,

FIRST FINANCIAL NOTHWEST, INC.

By: /s/Richard P. Jacobson
Name: Richard P. Jacobson
Title: Executive Vice President and Chief Financial Officer